CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2016

REVENUES	
Investment banking	$ 21,674,198
Other revenue	516,810
Total revenues	22,191,008
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, compensation and benefits	9,487,405
Occupancy	550,835
Communications	146,890
Other operating expenses	2,319,721
Total expenses	12,504,851
NET INCOME	$ 9,686,157

See accompanying notes.